Delisting Determination, The Nasdaq Stock Market, LLC, October 17,
2007, NEC Corporation. The Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of NEC
Corporation (the Company), effective at the open of business on October 29, 2007. Based on a review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with Marketplace Rule 4310(c)(14). The
Company was notified of the Staffs determination on October 2, 2006. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel exercised its discretionary authority to continue the Companys listing, conditioned upon the Company demonstrating compliance with Marketplace Rule 4310(c)(14) by April 2, 2007. The Panel notified the Company on February 21, 2007, that failure to regain compliance by April 2, 2007 would result in delisting. On April 2, 2007, the Nasdaq Listing and Hearing Review Council (the Council) called the Panel decision for review and stayed any decision to delist the Companys securities. After considering the written record in this matter, the Council exercised its discretionary authority to continue the Companys listing until September 25, 2007, subject to a demonstration of compliance with Rule 4310(c)(14) by that date. On
September 25, 2007, the Company was notified that the Nasdaq Board of Directors (the Board) declined to call for review the Council decision, and as a consequence, the staffs determination to delist the Companys shares became final on September 25, 2007. The Companys securities were suspended from trading on the Exchange at the open of business on September 27, 2007.